04047671

Manually Signed Copy with Exhibits

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from to

Commission File number: 000-10906

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The BOC Group, Inc. Savings Investment Plan
C/O The BOC Group, Inc.
575 Mountain Avenue
Murray Hill, NJ 07974

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The BOC Group, plc
Chertsey Road, Windlesham
Surrey GU 20 6HJ, England

01

The BOC Group, Inc. Savings Investment Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Murray Hill, New Jersey, on this 18th day October, 2004.

The BOC Group, Inc. Savings Investment Plan

By: ______________________________

Name: Gerard J. Murray
Title: Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Document	Sequential Page Number
23	Independent Auditors' Consent	16

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 003-85024) of The BOC Group plc. of our report dated October 12, 2004 relating to the financial statements of The BOC Group, Inc. Savings Investment Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Florham Park, New Jersey
October 12, 2004

The BOC Group, Inc.
Savings Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2003 and 2002

The BOC Group, Inc.
Savings Investment Plan
Index
December 31, 2003 and 2002

Note: Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to The BOC Group, Inc. Savings Investment Plan.

PricewaterhouseCoopers LLP
400 Campus Drive
P. O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The BOC Group, Inc. Savings Investment Plan

In our opinion, the accompanying statements of net assets available for Plan benefits and the related statement of changes in net assets available for Plan benefits present fairly, in all material respects, the net assets available for Plan benefits of The BOC Group, Inc. Savings Investment Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for Plan benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Florham Park, New Jersey
October 12, 2004

The BOC Group, Inc.
Savings Investment Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2003 and 2002

(dollars in 000's)	**2003**	**2002**
Assets		
Investments, at fair value	$ 355,704	$ 284,009
Investments, at contract value	18,418	30,744
Total investments	374,122	314,753
Noninterest bearing cash	5	3
Net assets available for Plan benefits	$ 374,127	$ 314,756

The accompanying notes are an integral part of these financial statements.

The BOC Group, Inc.
Savings Investment Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2003

(dollars in 000's)

Additions to net assets attributed to	
Investment income	
Net appreciation in fair value of investments	$ 60,954
Interest	2,702
Dividends	159
Less investment expenses	(269)
Net additions attributed to investments	63,546
Contributions - participant	24,196
Total additions	87,742
Deductions from net assets attributed to	
Benefits paid to participants	28,316
Administrative expenses	55
Total deductions	28,371
Net increase	59,371
Net assets available for Plan benefits	
December 31, 2002	314,756
December 31, 2003	$ 374,127

The accompanying notes are an integral part of these financial statements.

1. Plan Description

The following description of The BOC Group, Inc. Savings Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established as of June 1, 1979 by the Board of Directors of The BOC Group Inc. (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility

Eligible participants include all employees of the Company, as well as employees of subsidiary and affiliated companies to which the Plan has been extended, who have completed one month of continuous employment, except those who are covered by a collective bargaining agreement which does not allow their participation in the Plan. Eligible employees may enroll in the Plan immediately following their date of hire.

Contributions

The Plan is funded through participant contributions of up to 16% of participants' compensation on either a pre-tax or post-tax basis.

The Plan's recordkeeper and trustee are JP Morgan Retirement Plan Services and JP Morgan Chase Bank, respectively.

All participant contributions and earnings are immediately vested and are not subject to forfeiture.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Loans

Loans are available to all participants in an amount up to a maximum of the lesser of $50,000 or 50% of a participant's vested account balance. The principal and interest must generally be repaid within a maximum period of four and one-half years, with the exception of loans used to acquire, construct, reconstruct or substantially rehabilitate the principal residence of a participant which may have a longer repayment period. Upon default as defined in the Plan agreement, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. The loans are collateralized by the balance in the participant's account. Interest rates on outstanding loans ranged from 6.00% to 11.5% and 6.25% to 11.5% at December 31, 2003 and 2002, respectively. Principal and interest are paid ratably through payroll deductions.

Distributions
When a participant retires or terminates employment because of disability, the entire vested amount in the participant's account can be distributed in the form of annuity payments or, at the participant's election, in a single payment as directed by the participant. If no distribution election is made by the participant and the participant's account balance exceeds $5,000, the balance in the account will remain in the Plan until a later date but not beyond age 65. When a participant dies, the entire amount in the participant's account is distributed to the participant's beneficiary(ies).

In the case of other termination of employment (where the participant does not terminate because of retirement, disability, or death), a single distribution can be made of all vested amounts in the participant's account. However, if the amount to be distributed exceeds $5,000 and the participant does not request the distribution, the former participant's account shall remain in the Plan and the vested portion shall be distributed only 1) at the former participant's request, 2) when the participant reaches retirement age, 3) upon total and permanent disability, or 4) upon death, whichever is earliest.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of Benefits
Benefits are recorded when paid.

Valuation of Investments
JP Morgan Chase Bank (the "Trustee") determined fair value of the assets in the investment manager portfolios, taking into account values supplied by a generally accepted pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators or other relevant information. Investments in registered investment companies are stated at fair value as determined by quoted market prices.

The Interest Income Fund consists primarily of benefit responsive guaranteed investment contracts ("GICs"). These contracts are valued at contract value plus accrued interest. At December 31, 2003 and 2002, the Plan held GICs with a contract value of $10,447,634 and $20,990,786, respectively. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the issuers or otherwise. The average yield on these investments was 6.82% for the year ended December 31, 2003. The crediting interest rate ranged from 5.62% to 7.62% for the year ended December 31, 2003. The crediting rate is based on a formula agreed upon with the issuers and is maintained for the life of the contract.

All other investments except participant loans are carried at their fair value at the close of business on December 31, 2003 and 2002, as determined by the Trustee. Participant loans receivable are valued at cost which approximates fair value.

Purchases and Sales of Investments
Purchases and sales of investments are recorded on a trade-date basis.

Net Appreciation and Depreciation in the Fair Value of Investments
The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or (losses) and the unrealized appreciation (depreciation) on those investments.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in a variety of funds. Investments held by the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

3. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 5, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Sponsor believes that the Plan continues to be designed and operated in accordance with the applicable sections of the IRC. Therefore, no provision for income taxes has been made.

4. Termination Priorities

Although it has not expressed any intent to do so, the Company reserves the right under the Plan to terminate, alter, amend, or modify the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets of the Plan are to be distributed to participating employees in amounts equal to their respective interests in such assets.

5. Plan Expenses

Certain administrative expenses (i.e. custodian, recordkeeping) of the Plan are paid by the Company. Investment management fees are paid by the participants and the amount is included in investment expenses in the Statement of Changes in Net Asset Available for Plan Benefits.

6. Investments

The following table presents the fair value of the Plan's investments that represent 5% or more of the Plan's net assets as of December 31, 2003 and 2002:

(dollars in 000's)	December 31, 2003	December 31, 2002
American Century, Heritage Fund (3,135,797 and 3,422,003 shares, respectively)	$ 34,995	$ 31,346
American Century, Strategic Asset Allocation - Moderate (6,387,132 and 6,745,324 shares, respectively)	40,559	35,413
Dodge & Cox, Inc., Stock Fund (493,059 and 486,047 shares, respectively)	55,982	41,212
American Century, Equity Index (4,672,697 and 4,845,145 shares, respectively)	44,164	35,660
American Funds, Growth Fund of America (1,918,156 and 1,093,482 shares, respectively)	47,060	35,157
JP Morgan, Public Bonds Fund	53,256	46,536
JP Morgan, Mortgage Private Placement Fund	25,002	19,413

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $60,954,360 as follows:

(dollars in 000's)	Year Ended December 31, 2003
BOC company stock	$ 441
Common/collective funds	3,612
Registered investment companies	56,901
	$ 60,954

7. Related-Party Transactions

Certain Plan investments are shares of mutual funds and common/collective funds managed by JP Morgan Chase Bank. JP Morgan Chase Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services and benefit payment services amounted to $269,209 and $55,309, respectively, for the year ended December 31, 2003.

BOC Group, Inc. also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, BOC Group Company stock fund transactions qualify as party-in-interest transactions. As of December 31, 2003, the market value of investments in the BOC Group Company stock fund was $4,153,997.

The BOC Group, Inc.
Savings Investment Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2003

(dollars in 000's)

Identity of Issuer	Description of Investments	Market/ Contract
American Century*	International Growth	$ 3,029
PIMCO	Total Return	8,934
American Century*	Heritage	34,995
American Century*	Small Cap Value	13,773
American Funds	Perspective	6,607
American Century*	Strategic Asset Allocation - Conservative	1,785
American Century*	Strategic Asset Allocation - Moderate	40,559
American Century*	Strategic Asset Allocation - Aggressive	3,775
Dodge & Cox	Stock Fund	55,982
American Century*	Equity Index	44,165
American Funds	Growth Fund of America	47,060
JP Morgan*	Dynamic Small Cap	4,517
American Century*	Brokerage	1,360
JP Morgan*	Liquidity Fund	2,243
US Treasury	US Treasury Note	340
JP Morgan*	Mortgage Private Placement Fund	25,002
JP Morgan*	Public Bonds Fund	53,256
JP Morgan*	Public Mortgage Fund	4,169
The BOC Group, Inc.*	Company Stock Fund	4,154
JP Morgan Chase*	Cash Investment Fund	5
Prudential Insurance	Investment Contract #GA-10088 (7.21%)	6,285
Bayerische Landesbank	Investment Contract #00-009A (7.25%)	2,083
Security Life of Denver	Investment Contract #SA0214 (7.22%)	4,008
JP Morgan Chase*	Synthetic GIC Wrapper	(1,928)
	Participant Loans (interest rates ranged from 6.00% to 11.50% and have original maturities of 1 month to 15 years)	7,969
Total assets		$ 374,127

* Parties-in-interest.